UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Vista Credit Strategic Lending Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839L107
(CUSIP Number)

Monica J. Shilling, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York (212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Vista Credit BDC Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,272.17
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,272.17
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272.17
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14		TYPE OF REPORTING PERSON PN
(1)Based on information provided by the Issuer as of November 6, 2024, reflecting 10,337,909.172 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS Vista Credit GP Holdco, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,272.17
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,272.17
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272.17
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14		TYPE OF REPORTING PERSON OO, HC
(1)Based on information provided by the Issuer as of November 6, 2024, reflecting 10,337,909.172 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS VHG Capital, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 889,799.612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 889,799.612
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,799.612
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON PN
(1)Based on information provided by the Issuer as of November 6, 2024, reflecting 10,337,909.172 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS VEP Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 891,071.782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 891,071.782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,071.782
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON OO, HC
(1)Based on information provided by the Issuer as of November 6, 2024, reflecting 10,337,909.172 shares of Common Stock of the Issuer issued and outstanding as of such date.

1		NAME OF REPORTING PERSONS Robert F. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 891,071.782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 891,071.782
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,071.782
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON IN
(1)Based on information provided by the Issuer as of November 6, 2024, reflecting 10,337,909.172 shares of Common Stock of the Issuer issued and outstanding as of such date.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.01 per share (“Common Stock”) of Vista Credit Strategic Lending Corp., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive office is 50 Hudson Yards, Fl. 77, New York, NY 10001.

This Amendment No. 7 amends and restates in its entirety the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023, as amended by Amendment No. 1 filed with the SEC on November 9, 2023, as amended by Amendment No. 2 filed with the SEC on December 6, 2023, as amended by Amendment No. 3 filed with the SEC on December 21, 2023, as amended by Amendment No. 4 filed with the SEC on March 27, 2024, as amended by Amendment No. 5 filed with the SEC on July 1, 2024, as amended by Amendment No. 6 filed with the SEC on October 1, 2024 (as amended, the “Existing Schedule 13D”).

Item 2. Identity and Background.

(a), (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)    Vista Credit BDC Management, L.P., a Delaware limited partnership (the “Adviser”), by virtue of its direct ownership of Common Stock;
(i)    Vista Credit GP Holdco, LLC, a Delaware limited liability company (“Holdco”), by virtue of it being the sole general partner of the Adviser;
(ii)    VHG Capital, L.P., a Delaware limited partnership (the “VHG”), by virtue of its direct ownership of Common Stock;
(iii)    VEP Group, LLC, a Delaware limited liability company (“VEP Group”), by virtue of it being the sole member of Holdco and GP of VHG; and
(iv)    Robert F. Smith, an individual and citizen of the United States, is the sole managing member of VEP Group.

Each of the Adviser, Holdco, VHG, VEP Group and Robert F. Smith are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
The Adviser, Holdco, VHG and VEP Group are collectively referred to herein as the “Vista Entities.”

(b) The address of the principal business and principal office of the Adviser is c/o Vista Credit Strategic Lending Corp., 50 Hudson Yards, Fl. 77, New York, NY 10001. The address of the principal business and principal office of Holdco, VHG and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, CA 94111. The principal business and principal office of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, TX 78701.

(c) The principal business of the Adviser is to serve as the investment adviser and administrator to the Issuer, making capital contributions to the Issuer and doing all things necessary or incidental thereto. The principal business of the Holdco, VHG and VEP Group is to make investments primarily in securities of companies in the software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal occupation of Mr. Smith is serving as the sole managing manager of VEP Group.

(d) During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The response to Item 6 of this Statement is incorporated herein by reference.

On June 16, 2023 the Adviser purchased 1,250 shares of Common Stock of the Issuer as a seed investment in the Issuer for an aggregate purchase price of $25,000, or $20.00 per shares of Common Stock. The source of funds for such purchase was working capital.

Pursuant to an aggregate capital commitment of $50,000,000, VHG has made the following purchases of Common Stock as indicated in the table below. The source of funds for each such purchase was working capital.

Date of Purchase	Number of Shares of Common Stock Purchased	Purchase Price per Share	Aggregate Purchase Price
July 10, 2023	6,250.000	$ 20.00	$ 125,000.00
November 9, 2023	241,099.672	$ 20.00	$ 4,821,993.43
December 20, 2023	160,733.115	$ 20.00	$ 3,214,662.29
March 26, 2024	218,684.510	$ 19.60	$ 4,286,216.39
June 27, 2024	171,076.915	$ 19.67	$ 3,365,082.92
September 27, 2024	123,655.400	$ 19.65	$ 2,429,828.61

In addition, VHG distributed 31,700 shares of Common Stock for no consideration to employees of a subsidiary of VEP Group on December 4, 2023.
Amounts reported on this Schedule 13D include 11.562 shares of Common Stock received subsequent to the Existing Schedule 13D pursuant to the Issuer's distribution reinvestment plan. The source of funds for these shares was distributions received with respect to shares of Common Stock owned by the Reporting Persons and reinvested into shares of Common Stock pursuant to the Issuer's distribution reinvestment plan. After giving effect to the reported purchases, VHG's remaining uncalled capital commitment is $31,757,216.36.
Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.
The Reporting Persons acquired and hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Vista Entities and/or the Issuer.

The Adviser is sponsoring a program whereby investors who purchase shares of Common Stock from the Issuer between November 1, 2024 and June 30, 2025 will be granted additional shares of Common Stock. The Adviser and/or its affiliates (including the Reporting Persons) may satisfy their obligation to provide such shares to relevant investors by either transferring Common Stock currently held by such party(ies), and/or purchasing new shares from the Issuer.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 10,337,909.172 shares of Common Stock outstanding as of November 6, 2024, based on information furnished by the Issuer.
The Adviser is the direct beneficial owner of 1,272.17 shares of Common Stock. The Common Stock held by the Adviser represents 0.01% of the Common Stock outstanding as of the date of this Statement. Holdco is the sole general partner of the Adviser. Holdco’s sole member is VEP Group.
VHG is the direct beneficial owner of 889,799.612 shares of Common Stock. The Common Stock held by VHG represents 8.6% of the Common Stock outstanding as of the date of this Statement. VEP Group is the general partner of VHG.

Robert F. Smith is the sole managing member of VEP Group. Consequently, Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held directly by the Adviser and VHG. Each of the Vista Entities and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly and the filing of this Statement shall not be construed as an admission that any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock since October 1, 2024 (the date that Amendment No. 6 to the Existing Schedule 13D was filed with the SEC).

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Investment Advisory Agreement and Administration Agreement

The Issuer entered into that certain Investment Advisory Agreement, dated as of June 16, 2023 (as it may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the

“Investment Advisory Agreement”), by and among the Issuer and the Adviser pursuant to which the Issuer will pay management fees and incentive fees to the Adviser. In addition, pursuant to the Investment Advisory Agreement and that certain Administration Agreement, dated as of June 16, 2023 (as it may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the “Administration Agreement”), by and among the Issuer and the Adviser, the Issuer will reimburse the Adviser for certain expenses as they occur. The Investment Advisory Agreement and the Administration Agreement have been approved by the board of directors of the Issuer (the “Board”). Unless earlier terminated, the Investment Advisory Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the outstanding shares of Common Stock and, in each case, a majority of the independent directors.

This summary is qualified in its entirety by reference to the texts of the Investment Advisory Agreement and Administration Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated by reference.

Subscription Agreement

VHG has committed to purchase up to $50,000,000 of Common Stock, of which $18,242,783.64 representing 921,499.612 shares of Common Stock, have been purchased as of the date hereof. Pursuant to the subscription agreement, additional Common Stock will be purchased upon the Issuer’s delivery of a capital drawdown notice to VHG. Common Stock will be purchased at a price per share of Common Stock equal to the most recent net asset value per share of Common Stock.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit 4 hereto and are incorporated herein by reference.

Except as referenced herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of October 12, 2023.

Exhibit 2
Investment Advisory Agreement, dated June 16, 2023, by and among the Adviser and the Issuer (filed by the Issuer as Exhibit 10.1 to the Issuer’s Registration of Securities on Form 10 on July 28, 2023).

Exhibit 3	Administration Agreement, dated June 16, 2023, by and among the Adviser and the Issuer (filed by the Issuer as Exhibit 10.2 to the Issuer’s Registration of Securities on Form 10 on July 28, 2023).

Exhibit 4	Form of Subscription Agreement (filed by the Issuer as Exhibit 4.1 of the Issuer’s Registration of Securities on form 10 on July 28, 2023).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

VISTA CREDIT BDC MANAGEMENT, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Sole Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VISTA CREDIT GP HOLDCO, LLC

By:	VEP Group, LLC
Its:	Sole Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VHG CAPITAL, L.P.

By:	VEP Group, LLC
Its	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VEP GROUP, LLC
By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

/s/ Robert F. Smith
Robert F. Smith

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of Vista Credit Strategic Lending Corp., a Maryland corporation (the “Issuer”), unless and until a Reporting Person shall give written notice to the other Reporting Persons that it wishes to make separate Schedule 13D filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this Agreement shall be included as an Exhibit to such joint filing.
This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed effective as of October 12, 2023.

VISTA CREDIT BDC MANAGEMENT, L.P.

By:	Vista Credit GP Holdco, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Sole Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VVISTA CREDIT GP HOLDCO, LLC

By:	VVEP Group, LLC
Its:	Sole Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

VVHG CAPITAL, L.P.

By:	VEP Group, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name	Robert F. Smith
Title	Managing Member

VEP GROUP, LLC
By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

/s/ Robert F. Smith
Robert F. Smith